UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(AMENDMENT NO. 18)

AMPEX CORPORATION

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

032092-30-6

(CUSIP Number)

Craig L. McKibben

135 East 57th Street, 32nd Floor

New York, New York 10022

(212) 759-6301

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 26, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 032092306	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Sherborne Holdings Incorporated
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 54,927
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 54,927
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,927
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON (See Instructions) HC

SCHEDULE 13D

CUSIP No. 032092306	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Newhill Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 54,927
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 54,927
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,927
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 032092306	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Sherborne & Company Incorporated
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 56,625
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 56,625
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,625
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 032092306	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Craig L. McKibben
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 28,451
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 28,451
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,651
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 032092306	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Edward J. Bramson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 209,201
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 209,201
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 209,201
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON (See Instructions) IN

AMENDMENT NO. 18

TO

SCHEDULE 13D

This Amendment No. 18 amends certain of the information contained in the Statement on Schedule 13D, as previously amended (the “Schedule 13D”), filed by the parties named below (collectively, the “Filing Parties”). Certain information in the Schedule 13D which has not changed since the filing of Amendment No. 17 thereto is not restated herein. Capitalized terms used but not defined herein have the meanings given to them in the Schedule 13D.

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is the Class A Common Stock, par value $0.01 per share (the “Class A Stock”), of Ampex Corporation, a Delaware corporation (the “Company”). The number of shares of Class A Stock reported as beneficially owned by each Filing Party includes all outstanding shares of Class A Stock owned directly or indirectly by the Filing Party, and all shares of Class A Stock which the Filing Party has the right to acquire within 60 days of September 26, 2007 pursuant to outstanding options, warrants, rights or convertible securities.

The Company’s principal executive office is located at 1228 Douglas Avenue, Redwood City, California 94063.

The filing of this Statement shall not be construed as an admission by any Filing Party that it is, for purposes of Section 13(d) or 13(g) of the Act or for any other purpose, the beneficial owner of any securities covered by this statement.

Item 2.	Identity and Background.

(a) through (c). This Amendment No.18 is being filed on behalf of the Filing Parties named below, each of whom has a business address at 135 East 57th Street, 32nd Floor, New York, NY 10022.

1.	Sherborne Holdings Incorporated, a Delaware corporation (“SHI”). SHI is a holding company whose principal business is the ownership of Class A Stock of the Company.

2.	Newhill Partners, L.P. (“NLP”), a Delaware limited partnership, which owns all of the outstanding stock of SHI. NLP’s principal business is to acquire, hold and dispose of business entities, directly or through subsidiaries and holding companies. The General Partner of NLP is SCI (defined below).

3.	Sherborne & Company Incorporated, a Delaware corporation (“SCI”), the General Partner of NLP. SCI is owned by Edward J. Bramson, who is its sole stockholder. SCI’s principal business is to act as General Partner of NLP.

4.

Craig L. McKibben, Vice President, Treasurer, Chief Financial Officer and a director of the Company. Mr. McKibben is also an officer and a director of SHI and SCI. Mr. McKibben’s present principal occupation or employment is serving as: (i) Chief Financial Officer and a director of the Company, which is engaged in the manufacture and sale of

Page 7 of 11 Pages

specialized data recording devices and licensing of proprietary technologies, and which has an address at 1228 Douglas Avenue, Redwood City, CA 94063; and (ii) managing director of Sherborne Investors GP, LLC and Sherborne Management GP, LLC (together, “Sherborne Investors”), each of which is engaged primarily in the business of serving as general partner to the managing member and investment manager, respectively, of certain securities investment funds, and each of which has an address at 135 East 57th Street, 32nd Floor, New York, NY 10022.

5.	Edward J. Bramson, former Chairman of the Board and Chief Executive Officer of the Company. Mr. Bramson is also the chief executive officer and chairman of SHI and SCI, and is a limited partner of NLP. Mr. Bramson’s present principal occupation or employment is serving as: (i) managing member of Sherborne Investors, the principal business and address of which are set forth above in subparagraph 4; and (ii) Chairman of Spirent Communications, plc, a British communications technology company listed on the London Stock Exchange, with an address at Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex, RH10 9QL, United Kingdom.

Peter Slusser, who is not a Filing Party, but about whom certain information required by Items 2-6 was previously included in the Schedule 13D, has resigned as a director of SHI. Accordingly, no further information need be given with respect to Mr. Slusser in response to such Items.

(d) None of the Filing Parties has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Filing Parties has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. McKibben is a citizen of the United States of America. Mr. Bramson is a citizen of the United Kingdom.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction.

Mr. Bramson sold the shares of Class A Stock reported below in Item 5(c) for personal investment planning purposes. The decrease in the number of shares of Class A Stock reported as beneficially owned by Mr. McKibben in Item 5(c) below occurred as the result of his resignation as Administrator of the Ampex Retirement Master Trust (the “Ampex Trust”).

(a) One or more of the Filing Parties named in the Schedule 13D may from time to time in the future acquire additional shares of Class A Stock, or dispose of shares of Class A Stock owned by such Filing Party, in open market or privately negotiated transactions, depending upon market conditions, personal investment considerations, or other factors.

Page 8 of 11 Pages

(b) – (j) As set forth below in Item 5, the Filing Parties may be deemed to hold beneficial ownership of approximately 6.2% of the outstanding Class A Stock. Accordingly, the Filing Parties may be in a position to exercise significant influence on the management and affairs of the Company.

Item 5.	Interest in Securities of the Issuer.

(a) and (b). As reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, there were 3,924,506 shares of Class A Stock outstanding as of June 30, 2007. Based upon that information, after taking into account the transactions described herein, the Filing Parties report the following direct and derivative holdings of Class A Stock as of September 26, 2007:

(i) SHI owns directly or through a wholly-owned subsidiary 54,927 shares of Class A Stock, representing approximately 1.4% of the outstanding Class A. Stock. SHI has the sole power to direct the voting and disposition of all such shares.

(ii) NLP owns all the outstanding shares of SHI, and is deemed to be the beneficial owner of all shares beneficially owned or controlled by SHI. Accordingly, NLP is deemed to be the beneficial owner of a total of 54,927 shares, representing approximately 1.4% of the outstanding Class A Stock. NLP is deemed to have sole voting and dispositive power over all such shares.

(iii) SCI owns 1,698 shares of Class A Stock directly, and is deemed to be the beneficial owner of all shares beneficially owned by NLP (because SCI is the general partner of NLP, the sole stockholder of SHI). Accordingly, SCI is deemed to be the beneficial owner of a total of 56,625 shares, representing approximately 1.4% of the outstanding Class A Stock. SCI is deemed to have sole voting and dispositive power over all 56,625 shares.

(iv) Mr. McKibben owns 28,451 shares of Class A Stock directly and holds options to acquire 5,200 shares of Class A Stock under the Stock Incentive Plan. Accordingly, Mr. McKibben may be deemed to be the beneficial owner of a total of 33,651 shares of Class A Stock, representing approximately 0.9% of the outstanding Class A Stock. Of that number, Mr. McKibben may be deemed to have sole voting and dispositive power over 28,451 shares and no voting or dispositive power over 5,200 shares underlying the options.

(v) Mr. Bramson owns 152,576 shares of Class A Stock directly, and is also deemed to own beneficially a total of 56,625 shares of Class A Stock owned or controlled by SCI, NLP and SHI. Accordingly, Mr. Bramson is deemed to be the beneficial owner of a total of 209,201 shares, representing approximately 5.3% of the outstanding Class A Stock. Mr. Bramson may be deemed to have sole voting and dispositive power over all 209,201 shares.

(vi) The Filing Parties named herein, collectively, may comprise a “group” within the meaning of Section 13(d)(3) of the Act, and as a group beneficially own all of the shares owned or controlled by each of the Filing Parties, representing an aggregate of 242,852 shares, or approximately 6.2% of the outstanding Class A Stock.

(c) Between August 14, 2007 and September 26, 2007, Mr. Bramson sold a total of 39,781 shares of Class A Stock, in open market brokerage transactions, at prices ranging from $6.54 to $8.7080 per share.

Page 9 of 11 Pages

Effective as of September 18, 2007, Mr. McKibben resigned as Administrator of the Ampex Trust, and U.S. Trust was appointed to serve in that capacity. Accordingly, Mr. McKibben no longer has any power to direct the disposition of the 172,347 shares of Class A Stock previously reported as held by the Ampex Trust, and therefore no longer beneficially owns such shares.

Except as described above, none of the Filing Parties has effected any transactions in shares of Class A Stock during the past sixty days.

(d) No change.

(e) Effective as of September 18, 2006 Mr. McKibben ceased to be the beneficial owner of more than 5% of the Company’s Class A. Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to Be Filed as Exhibits.

Not applicable.

Page 10 of 11 Pages

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2007

SHERBORNE HOLDINGS INCORPORATED

By:	/s/ Craig L. McKibben
Name:	Craig L. McKibben
Title:	Vice President

NEWHILL PARTNERS, L.P., by its general partner, Sherborne & Company Incorporated

By:	/s/ Edward J. Bramson
Name:	Edward J. Bramson
Title:	President

SHERBORNE & COMPANY INCORPORATED

By:	/s/ Craig L. McKibben
Name:	Craig L. McKibben
Title:	Vice President

/s/ Craig L. McKibben
Craig L. McKibben

/s/ Edward J. Bramson
Edward J. Bramson

Page 11 of 11 Pages